File Number 82-334

Deutsche Bank

RECEIVED
2004 JUN 22 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSS / Global Equity Services
Post IPO Services
Taunusanlage 12
60325 Frankfurt am Main
⊠ 60262 Frankfurt am Main
Telefon (069) 910-3 66 73
Telefax (069) 910-3 80 57
Brigitte.volz@db.com
B. Volz

15.06.2004
G:\INLAND\Deutsche Bank\DIVIDENDE\2003\SEC .doc

Air Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commision
Attn: Mr J. Madison Barker, Esq.
450 Fifth Street, NW

USA - Washington , D.C. 20549

04030889

SUPPL

Trading of Deutsche Bank Common Stock - Bearer - in the U.S.A.
- File Number 82-334 -
Our Bank's Dividend Payment for 2003

Dear Sir:

Reverting to our previous correspondence with respect to the above we are pleased to send you three copies each of our bank's Dividend-Announcement for 2003.

- in German language, published in the electronic Bundesanzeiger (German Federal Gazette)

- in English language, published in the Financial Times.

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Kind regards,

Deutsche Bank AG

(Peuser) (Volz)

dlw 6/22

Encl.

Deutsche Bank Aktiengesellschaft

Frankfurt am Main

- ISIN DE 0005140008 -

Dividendenbekanntmachung

Ɔie ordentliche Hauptversammlung vom 2. Juni 2004 hat beschlossen, den Bilanzgewinn des Geschäftsjahres 2003 in Höhe von 372.781.369,00 EUR zur Ausschüttung

einer Dividende von 1,50 EUR je Stückaktie

auf die 552.082.878 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 44.657.052,00 EUR wurde auf neue Rechnung vorgetragen.

Die Dividende wird vom 3. Juni 2004 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (Gesamtabzug 21,1 %) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt.

Zahlstelle ist die Deutsche Bank AG.

Den unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird die Dividende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für Aktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Frankfurt am Main, den 3. Juni 2004

Der Vorstand

Deutsche Bank
Aktiengesellschaft

Frankfurt am Main

- ISIN DE 0005140008 -

Dividendenbekanntmachung

)ie ordentliche Hauptversammlung vom 2. Juni 2004 hat beschlossen, den Bilanzgewinn des Geschäftsjahres 2003 in Höhe von ;72.781.369,00 EUR zur Ausschüttung

einer Dividende von 1,50 EUR je Stückaktie

ıuf die 552.082.878 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 44.657.052,00 EUR wurde auf neue ₹echnung vorgetragen.

)ie Dividende wird vom 3. Juni 2004 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die ≺apitalertragsteuer (Gesamtabzug 21,1 %) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt.

Zahlstelle ist die Deutsche Bank AG.

)en unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird die Dividende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für Aktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Frankfurt am Main, den 3. Juni 2004

Der Vorstand

Deutsche Bank Aktiengesellschaft

Frankfurt am Main

- ISIN DE 0005140008 -

Dividendenbekanntmachung

ie ordentliche Hauptversammlung vom 2. Juni 2004 hat beschlossen, den Bilanzgewinn des Geschäftsjahres 2003 in Höhe von 72.781.369,00 EUR zur Ausschüttung

einer Dividende von 1,50 EUR je Stückaktie

uf die 552.082.878 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 44.657.052,00 EUR wurde auf neue echnung vorgetragen.

ie Dividende wird vom 3. Juni 2004 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die apitalertragsteuer (Gesamtabzug 21,1 %) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt. ahlstelle ist die Deutsche Bank AG.

en unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts orgelegt haben, wird die Dividende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für ktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene reistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

rankfurt am Main, den 3. Juni 2004

Der Vorstand

Financial Times dd. June 3, 2004

BEST AVAILABLE COPY

Deutsche Bank
Aktiengesellschaft
Frankfurt am Main

Notification of Dividend

The Ordinary General Meeting on June 2, 2004 resolved that the distributable profit of € 872,781,369.00 for the 2003 financial year be appropriated to distribute a dividend of € 1.50 per no par value share on the 552,082,878 no par value shares entitled to a dividend. The remaining sum of € 44,657,052.00 was carried forward as retained profits.

The dividend will be paid out by the depositary banks via Clearstream Banking AG as from June 3, 2004, less 20% withholding tax and 5.5% solidarity surcharge on the withholding tax (total deduction: 21.1%).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1% to 15% for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2008 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, June 2004

The Board of Managing Directors

Financial Times dd. June 3, 2004

Deutsche Bank
Aktiengesellschaft
Frankfurt am Main

Notification of Dividend

The Ordinary General Meeting on June 2, 2004 resolved that the distributable profit of € 872,781,369.00 for the 2003 financial year be appropriated to distribute a dividend of € 1.50 per no par value share on the 552,082,878 no par value shares entitled to a dividend. The remaining sum of € 44,657,052.00 was carried forward as retained profits.

The dividend will be paid out by the depositary banks via Clearstream Banking AG as from June 3, 2004, less 20% withholding tax and 5.5% solidarity surcharge on the withholding tax (total deduction: 21.1%).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1% to 15% for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2008 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, June 2004

The Board of Managing Directors

Financial Times dd. June 3, 2004

Deutsche Bank
Aktiengesellschaft
Frankfurt am Main

Notification of Dividend

The Ordinary General Meeting on June 2, 2004 resolved that the distributable profit of € 872,781,369.00 for the 2003 financial year be appropriated to distribute a dividend of € 1.50 per no par value share on the 552,082,878 no par value shares entitled to a dividend. The remaining sum of € 44,657,052.00 was carried forward as retained profits.

The dividend will be paid out by the depositary banks via Clearstream Banking AG as from June 3, 2004, less 20% withholding tax and 5.5% solidarity surcharge on the withholding tax (total deduction: 21.1%).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1% to 15% for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2008 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, June 2004

The Board of Managing Directors